United States securities and exchange commission logo





                             June 19, 2020

       Trevor Doerksen
       Chief Executive Officer
       Father Time, Inc.
       3700 Massachusetts Ave. NW, Suite 110
       Washington, DC 20016

                                                        Re: Father Time, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 5, 2020
                                                            File No. 333-238957

       Dear Mr. Doerksen:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary, page 6

   1. We note that you "have secured Intellectual Property and development agreements and purchased various web
address and domain names." Please disclose the material terms of those agreements and
the names of the web address and domain names you have
                                                        acquired. Please file
the agreements as exhibits or provide an analysis supporting your determination that you
are not required to provide the contracts. Refer to Item 601(b)(10)
                                                        of Regulation S-K.
 Trevor Doerksen
Father Time, Inc.
June 19, 2020
Page 2
The Offering, page 8

2. Please disclose that the company has 55,000 shares of Class B preferred stock outstanding currently. Also disclose here and in a risk factor that each share of Class A preferred stockholders are entitled to 1,000 votes per share on all matters on which stockholders may vote. State the total percentage of votes that the executive officers and directors will have after the offering.
Risk Factors, page 9

3. Please add a risk factor concerning your previous inability to timely file your periodic reports under the Securities and Exchange Act of 1934. In this regard, we note that you did not file an annual report for the fiscal year ended December 31, 2019. Please discuss the risk that investors may not have access to current or timely financial information about your company.
Description of Business, page 41

4. On page 41, you state that you intend to design, market, and distribute smart cards with smart chip technology online through your website. If material, please provide further detail regarding this part of your business.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameTrevor Doerksen
                                                            Division of
Corporation Finance
Comapany NameFather Time, Inc.
                                                            Office of
Technology
June 19, 2020 Page 2
cc:       Matt McMurdo
FirstName LastName